Exhibit 99.1



HCP Reports Third Quarter 2018 Results

IRVINE, CA, October 31, 2018 -- HCP, Inc. (NYSE: HCP) today announced results for the third quarter ended September 30, 2018. For the quarter, we generated net income of $0.21 per share, FFO of $0.33 per share and FFO as adjusted of $0.44 per share.

QUARTERLY AND RECENT HIGHLIGHTS

– Under contract to sell our Shoreline Technology Center campus in Mountain View, California for gross proceeds of $1.0 billion

– Signed 460,000 square feet of leases at our South San Francisco developments; both Phase I of The Shore at Sierra Point and Phase IV of The Cove are now 100% pre-leased

– Created a program with HCA Healthcare to develop primarily on-campus MOBs; commenced first project, a $26 million on-campus MOB in Myrtle Beach, South Carolina

– Closed on the previously announced $605 million joint venture with Morgan Stanley Real Estate Investing in a two million square foot medical office portfolio

– Completed the sale of 17 senior housing communities to an investment fund managed by affiliates of Apollo Global Management for $264 million and expect the remaining two assets in the portfolio to close by year-end for approximately $113 million

– Completed 35 senior housing operator transitions from Brookdale Senior Living, Inc. ("Brookdale") with four additional transitions expected to be completed by year-end

– Completed the early redemption of all $700 million of our 5.375% senior notes due 2021 using proceeds from capital recycling

– Named to the Dow Jones Sustainability Index and received the Green Star designation from GRESB, our sixth and seventh year, respectively, receiving these prestigious awards

– Achieved total portfolio year-over-year SPP Cash NOI growth of 1.7% in the third quarter

– Reaffirmed 2018 FFO as adjusted and full-year 2018 SPP Cash NOI guidance ranges

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017	
(in thousands, except per share amounts)	Amount	Diluted Per Share	Amount	Diluted Per Share
Net income (loss)	$ 98,946	$ 0.21	$ (7,788)	$ (0.02)
FFO	$ 155,632	$ 0.33	$ 155,248	$ 0.33
Transaction-related items	4,678	0.01	580	—
Other impairments (recoveries), net[1]	—	—	2,738	0.01
Severance and related charges[2]	4,573	0.01	3,889	0.01
Loss on debt extinguishments[3]	43,899	0.09	54,227	0.11
Litigation costs (recoveries)	(545)	—	2,303	—
Casualty-related charges (recoveries), net	—	—	8,925	0.02
Foreign currency remeasurement losses (gains)	(41)	—	(141)	—
FFO as adjusted	$ 208,196	$ 0.44	$ 227,769	$ 0.48
FAD	$ 186,545		$ 202,407	

(1) For the three months ended September 30, 2017, represents the impairment of our Tandem Mezzanine Loan, which was sold in the first quarter of 2018.

(2) For the three months ended September 30, 2018, relates to corporate restructuring activities. For the three months ended September 30, 2017, primarily relates to the departure of our former Chief Accounting Officer.

(3) Represents the premium associated with the prepayment of senior unsecured notes.

FFO, FFO as adjusted, FAD, and SPP Cash NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance of real estate investment trusts. See "September 30, 2018 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.hcpi.com/financial-reconciliation.

SAME PROPERTY PORTFOLIO OPERATING SUMMARY

The tables below outline the year-over-year three-month SPP Cash NOI growth and the components of our senior housing operating portfolio ("SHOP") SPP Cash NOI growth for the third quarter:

Year-Over-Year Three-Month SPP Cash NOI Growth

Senior housing triple-net	1.6%
SHOP	(6.3%)
Life science	2.6%
Medical office	2.3%
Other non-reportable segments ("Other")	6.5%
Total Portfolio	**1.7%**

Components of SHOP SPP Cash NOI Growth

	Core Portfolio[1]	Transition/Sale Portfolio[2]	Total
Property count	32	18	50
Current Quarter Cash NOI	$15,482	$6,330	$21,812
SPP Cash NOI Growth	4.1%	(24.8%)	(6.3%)
SPP Cash NOI Margin	33.1%	25.4%	30.4%

(1) Includes 16 properties managed by Brookdale and 16 properties managed by four operators that are not expected to undergo a transition or sale during 2018.
(2) Represents properties previously managed by Brookdale that have transitioned or are expected to transition to new operators or sell in 2018.

SHORELINE TECHNOLOGY CENTER DISPOSITION

In October, we entered into a definitive agreement to sell our approximately 800,000 square foot Shoreline Technology Center campus located in Mountain View, California for $1.0 billion. The disposition is expected to generate a gain on sale of approximately $700 million upon closing in the fourth quarter 2018.

"This transaction highlights our ability to unlock meaningful shareholder value and generate attractively-priced capital which we will use to delever and further strengthen our balance sheet as well as fund future accretive growth," said Peter Scott, Executive Vice President and Chief Financial Officer of HCP.

We intend to use the proceeds from the disposition to initially repay approximately $1 billion of debt at an average interest rate of approximately 3.5%. Over time, we will opportunistically redeploy a portion of this capital into future acquisitions and to fund our development and redevelopment activity while maintaining a target net debt to adjusted EBITDA ratio in the high five times range.

TRANSACTION UPDATES

HCP AND MORGAN STANLEY REAL ESTATE INVESTING MEDICAL OFFICE JOINT VENTURE

HCP and Morgan Stanley Real Estate Investing ("MSREI") closed on the previously announced $605 million 51%/ 49% joint venture (the "Venture") in a two million square foot medical office portfolio. To form the Venture, MSREI contributed cash to fund the acquisition of a medical office portfolio in Greenville, South Carolina and HCP contributed nine wholly-owned medical office buildings primarily located in Texas and Florida.

19-COMMUNITY PORTFOLIO SALE

In October, we closed on the first tranche of the previously announced 19-asset portfolio sale of Brookdale-managed senior housing communities to an investment fund managed by affiliates of Apollo Global Management for $264 million. We expect to close on the sale of the remaining two assets in the portfolio to the same buyer for $113 million during the fourth quarter.

ADDITIONAL SIGNIFICANT DISPOSITION TRANSACTIONS

As previously disclosed, in July, a tenant in our life science portfolio in South San Francisco exercised its purchase option on four properties, generating proceeds of $269 million.

In August, we sold an £11 million U.K. development loan at par.

In addition to the 19-community portfolio sale referenced above, during the third quarter we sold 11 senior housing communities, 10 of which were managed by Brookdale, to third parties for a total of $76 million.

OPERATOR TRANSITION UPDATE

We have completed the vast majority of our planned operator transitions with 35 HCP-owned senior housing communities transitioning from Brookdale to other operators, including Atria Senior Living, Sunrise Senior Living, Elmcroft by Eclipse Senior Living, Discovery Senior Living and Sonata Senior Living. The remaining four transitions are expected to close in 2018.

ON-CAMPUS MEDICAL OFFICE DEVELOPMENT PROGRAM WITH HCA

In October, we created a program with HCA Healthcare ("HCA") to develop primarily on-campus medical office buildings. HCA outpatient departments are expected to anchor roughly half of the square footage of each project, with the balance of demand coming from third-party physicians and other ancillary medical services. We will continue working with HCA to find win-win development opportunities and expect to announce additional projects in 2018 and 2019.

The program's first development is a 90,000 square foot medical office building on the campus of Grand Strand Medical Center ("Grand Strand") in Myrtle Beach, South Carolina with an estimated cost of $26 million. Grand Strand is operated by HCA and is the leading hospital in the market. Grand Strand will anchor the development and occupy 42,000 square feet upon completion. We expect the development to generate a 7.2% yield upon stabilization.

DEVELOPMENT UPDATES

PHASE IV OF THE COVE 100% PRE-LEASED; 1 MILLION SQUARE FOOT CAMPUS NOW 100% LEASED

During the quarter, we signed a 164,000 square foot, full-building lease at the $107 million Phase IV development of The Cove in South San Francisco. This lease, combined with the previously disclosed leases at Phase III of the development, brings the combined $344 million, 488,000 square feet of in-process development to 100% pre-leased. Upon Phase IV's completion in early 2020, The Cove will be a one million square foot, LEED silver, fully-integrated, waterfront campus located at the entrance to South San Francisco's life science cluster.

PHASE I OF THE SHORE AT SIERRA POINT 100% PRE-LEASED

During September and October, we signed leases totaling 222,000 square feet at The Shore at Sierra Point, a 23-acre waterfront life science development offering state-of-the-art laboratory and office space along with premier amenities. The $224 million first phase of the development is now 100% pre-leased. With the leasing success to-date, and the continued strength of the South San Francisco life science market, we will look to accelerate construction of the remaining two phases which encompass a combined 365,000 square feet of potential development.

BALANCE SHEET

As previously disclosed, on July 16, 2018, we repaid $700 million of our 5.375% senior notes due 2021 using capital recycling proceeds received during the third quarter. In connection with the repayment, we incurred an extinguishment of debt charge of approximately $44 million in the third quarter.

At September 30, 2018, we had $1.4 billion of liquidity from a combination of cash and availability under our $2.0 billion credit facility.

In connection with the pending Shoreline Technology Center disposition, on October 9, 2018, we provided a redemption notice to holders of our $450 million 3.75% senior notes due in 2019, which will be redeemed at par in November 2018.

DIVIDEND

On October 25, 2018, our Board declared a quarterly cash dividend of $0.37 per common share. The dividend will be paid on November 20, 2018 to stockholders of record as of the close of business on November 5, 2018.

SUSTAINABILITY

For the sixth consecutive year, HCP has been named to the Dow Jones Sustainability Index North America for demonstrating best-in-class sustainable business practices. Additionally, for the seventh consecutive year, HCP has received the Green Star designation from GRESB for excellence in sustainability implementation and measurement as well as management and policy. More information about HCP's sustainability efforts, including a link to our Sustainability Report, is available in the Sustainability section which can be found on our website at www.hcpi.com/sustainable-growth.

2018 GUIDANCE

For full-year 2018, we expect net income per share to range between $2.23 and $2.29; FFO per share to range between $1.65 and $1.69; and FFO as adjusted per share to range between $1.79 and $1.83. In addition, we expect 2018 SPP Cash NOI to increase between 0.25% and 1.75%. These estimates do not reflect the potential impact from unannounced future transactions other than capital recycling activities. For additional detail and information regarding these estimates, refer to the "Projected Full Year 2018 SPP Cash NOI Growth" table below, the 2018 Guidance section of our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both available in the Investor Relations section of our website at http://ir.hcpi.com.

	Projected Full Year 2018 SPP Cash NOI Growth	
	Low	High
Senior housing triple-net	0.50%	1.50%
SHOP	(4.00%)	0.00%
Life science	0.25%	1.25%
Medical office	1.75%	2.75%
Other	0.50%	1.50%
Total Portfolio SPP Growth	**0.25%**	**1.75%**

COMPANY INFORMATION

HCP has scheduled a conference call and webcast for Wednesday, October 31, 2018, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the quarter ended September 30, 2018. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (International). The conference ID number is 5581677. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.hcpi.com. Through November 15, 2018, an archive of the webcast will be available on our website, and a telephonic replay can be accessed by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (International) and entering conference ID number 10124783. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HCP

HCP, Inc. is a fully integrated real estate investment trust (REIT) that invests in real estate serving the healthcare industry in the United States. HCP owns a large-scale portfolio primarily diversified across life science, medical office and senior housing. Recognized as a global leader in sustainability, HCP has been a publicly-traded company since 1985 and was the first healthcare REIT selected to the S&P 500 index. For more information regarding HCP, visit www.hcpi.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things, (i) all statements under the heading "2018 Guidance," including without limitation with respect to expected net income, FFO per share, FFO as adjusted per share, SPP Cash NOI and other financial projections and assumptions, including those in the "Projected Full Year 2018 SPP Cash NOI Growth" table in this release, as well as comparable statements included in other sections of this release; (ii) statements regarding the payment of a quarterly cash dividend; and (iii) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, capital recycling and financing activities, and other transactions discussed in this release, including without limitation those described under the headings "Shoreline Technology Center Disposition", "Transaction Updates", "Operator Transition Update", "On-Campus Medical Office Development Program with HCA", "Development Updates" and "Balance Sheet." Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: our reliance on a concentration of a small number of tenants and operators for a significant percentage of our revenues; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our ability to achieve the benefits of acquisitions and other investments, including those discussed above, within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic or other conditions, including currency exchange rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the potential impact of uninsured or underinsured losses; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; the ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns

Vice President – Finance and Investor Relations

949-407-0400

HCP, Inc.
Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	September 30, 2018	December 31, 2017
Assets		
Real estate:		
Buildings and improvements	$ 10,956,474	$ 11,239,732
Development costs and construction in progress	442,007	447,976
Land	1,663,069	1,785,865
Accumulated depreciation and amortization	(2,825,850)	(2,741,695)
Net real estate	10,235,700	10,731,878
Net investment in direct financing leases	714,709	714,352
Loans receivable, net	41,302	313,326
Investments in and advances to unconsolidated joint ventures	623,255	800,840
Accounts receivable, net of allowance of $4,552 and $4,425, respectively	48,701	40,733
Cash and cash equivalents	78,864	55,306
Restricted cash	29,877	26,897
Intangible assets, net	305,805	410,082
Assets held for sale, net	423,063	417,014
Other assets, net	582,682	578,033
Total assets	$ 13,083,958	$ 14,088,461
Liabilities and Equity		
Bank line of credit	$ 636,709	$ 1,017,076
Term loan	223,468	228,288
Senior unsecured notes	5,706,181	6,396,451
Mortgage debt	139,401	144,486
Other debt	92,494	94,165
Intangible liabilities, net	56,871	52,579
Liabilities of assets held for sale, net	3,146	14,031
Accounts payable and accrued liabilities	410,804	401,738
Deferred revenue	174,509	144,709
Total liabilities	7,443,583	8,493,523
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 469,916,246 and 469,435,678 shares issued and outstanding, respectively	469,916	469,436
Additional paid-in capital	8,189,946	8,226,113
Cumulative dividends in excess of earnings	(3,584,397)	(3,370,520)
Accumulated other comprehensive income (loss)	(4,297)	(24,024)
Total stockholders' equity	5,071,168	5,301,005
Joint venture partners	392,319	117,045
Non-managing member unitholders	176,888	176,888
Total noncontrolling interests	569,207	293,933
Total equity	5,640,375	5,594,938
Total liabilities and equity	$ 13,083,958	$ 14,088,461

HCP, Inc.
Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
Revenues:				
Rental and related revenues	$ 262,828	$ 266,109	$ 821,462	$ 816,147
Tenant recoveries	41,026	36,860	116,984	105,794
Resident fees and services	137,359	126,040	416,947	391,688
Income from direct financing leases	13,573	13,240	40,329	40,516
Interest income	1,236	11,774	9,048	50,974
Total revenues	456,022	454,023	1,404,770	1,405,119
Costs and expenses:				
Interest expense	63,486	71,328	211,626	235,834
Depreciation and amortization	132,198	130,588	418,740	397,893
Operating	181,207	155,338	527,625	467,582
General and administrative	23,503	23,523	75,192	67,287
Transaction costs	4,489	580	9,088	2,504
Impairments (recoveries), net	5,268	25,328	19,180	82,010
Total costs and expenses	410,151	406,685	1,261,451	1,253,110
Other income (expense):				
Gain (loss) on sales of real estate, net	95,332	5,182	162,211	322,852
Loss on debt extinguishments	(43,899)	(54,227)	(43,899)	(54,227)
Other income (expense), net	1,604	(10,556)	(37,017)	40,723
Total other income (expense), net	53,037	(59,601)	81,295	309,348
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	98,908	(12,263)	224,614	461,357
Income tax benefit (expense)	4,929	5,481	14,919	14,630
Equity income (loss) from unconsolidated joint ventures	(911)	1,062	(442)	4,571
Net income (loss)	102,926	(5,720)	239,091	480,558
Noncontrolling interests' share in earnings	(3,555)	(1,937)	(9,546)	(7,687)
Net income (loss) attributable to HCP, Inc.	99,371	(7,657)	229,545	472,871
Participating securities' share in earnings	(425)	(131)	(1,278)	(560)
Net income (loss) applicable to common shares	$ 98,946	$ (7,788)	$ 228,267	$ 472,311
Earnings per common share:				
Basic	$ 0.21	$ (0.02)	$ 0.49	$ 1.01
Diluted	$ 0.21	$ (0.02)	$ 0.49	$ 1.01
Weighted average shares outstanding:				
Basic	469,867	468,975	469,732	468,642
Diluted	470,118	468,975	469,876	468,828

HCP, Inc.
Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
Net income (loss) applicable to common shares	$ 98,946	$ (7,788)	$228,267	$472,311
Real estate related depreciation and amortization	132,198	130,588	418,740	397,893
Real estate related depreciation and amortization on unconsolidated joint ventures	15,180	16,358	48,730	47,711
Real estate related depreciation and amortization on noncontrolling interests and other	(2,971)	(3,678)	(7,136)	(11,711)
Other depreciation and amortization	2,343	2,360	4,906	7,718
Loss (gain) on sales of real estate, net	(95,332)	(5,182)	(162,211)	(322,852)
Loss (gain) upon consolidation of real estate, net[1]	—	—	41,017	—
Taxes associated with real estate dispositions[2]	—	—	1,147	(5,498)
Impairments (recoveries) of depreciable real estate, net	5,268	22,590	11,541	22,590
FFO applicable to common shares	155,632	155,248	585,001	608,162
Distributions on dilutive convertible units	—	—	—	5,250
Diluted FFO applicable to common shares	$ 155,632	$ 155,248	$585,001	$613,412
Diluted FFO per common share	$ 0.33	$ 0.33	$ 1.25	$ 1.30
Weighted average shares outstanding - diluted FFO	470,118	469,156	469,876	473,519
Impact of adjustments to FFO:				
Transaction-related items	$ 4,678	$ 580	$ 8,612	$ 2,476
Other impairments (recoveries), net[3]	—	2,738	4,341	8,526
Severance and related charges[4]	4,573	3,889	13,311	3,889
Loss on debt extinguishments[5]	43,899	54,227	43,899	54,227
Litigation costs (recoveries)	(545)	2,303	41	7,507
Casualty-related charges (recoveries), net	—	8,925	—	8,925
Foreign currency remeasurement losses (gains)	(41)	(141)	(106)	(986)
Total adjustments	52,564	72,521	70,098	84,564
FFO as adjusted applicable to common shares	208,196	227,769	655,099	692,726
Distributions on dilutive convertible units and other	(90)	1,493	(180)	5,095
Diluted FFO as adjusted applicable to common shares	$ 208,106	$ 229,262	$654,919	$697,821
Diluted FFO as adjusted per common share	$ 0.44	$ 0.48	$ 1.39	$ 1.47
Weighted average shares outstanding - diluted FFO as adjusted	470,118	473,836	469,876	473,519

(1) For the nine months ended September 30, 2018, represents the loss on consolidation of seven U.K. care homes.

(2) Represents the income tax impact of our RIDEA II transactions in June 2018 and January 2017.

(3) For the nine months ended September 30, 2018, represents the impairment of an undeveloped life science land parcel classified as held for sale, partially offset by an impairment recovery upon the sale of our Tandem Mezzanine Loan in March 2018. For the nine months ended September 30, 2017, represents the impairment of our Tandem Mezzanine Loan, net of the impairment recovery upon the sale of our Four Seasons Notes in the first quarter of 2017. For the three months ended September 30, 2017, represents the impairment of our Tandem Mezzanine Loan, which was sold in the first quarter of 2018.

(4) For the three months ended September 30, 2018, relates to corporate restructuring activities. For the nine months ended September 30, 2018, primarily relates to the departure of our former Executive Chairman, which consisted of $6 million of cash severance and $3 million of equity award vestings. For the three and nine months ended September 30, 2017, primarily relates to the departure of our former Chief Accounting Officer.

(5) Represents the premium associated with the prepayment of senior unsecured notes.

HCP, Inc.

Funds Available for Distribution

In thousands

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
FFO as adjusted applicable to common shares	$ 208,196	$ 227,769	$ 655,099	$ 692,726
Amortization of deferred compensation[1]	3,530	3,237	11,249	10,329
Amortization of deferred financing costs	3,070	3,439	9,760	11,141
Straight-line rents	(4,409)	(5,774)	(20,888)	(18,052)
FAD capital expenditures	(24,646)	(26,272)	(70,237)	(73,825)
Lease restructure payments	300	311	901	1,165
CCRC entrance fees[2]	6,524	6,074	13,203	14,436
Deferred income taxes[3]	(4,880)	(3,807)	(12,751)	(10,523)
Other FAD adjustments[4]	(1,140)	(2,570)	(7,959)	(6,288)
FAD applicable to common shares	186,545	202,407	578,377	621,109
Distributions on dilutive convertible units	—	1,596	—	5,250
Diluted FAD applicable to common shares	**$ 186,545**	**$ 204,003**	**$ 578,377**	**$ 626,359**
Weighted average shares outstanding - diluted FAD	470,118	473,836	469,876	473,519

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(1) Excludes amounts in severance and related charges related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of certain former employees.

(2) Represents our 49% share of non-refundable entrance fees, as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.

(3) For the three and nine months ended September 30, 2017, excludes $2 million of deferred tax benefit from casualty-related charges, which is included in casualty-related charges (recoveries), net.

(4) Primarily includes our share of FAD capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of FAD capital expenditures from consolidated joint ventures.